Exhibit 99.1

Textainer Group Holdings Limited

Announces Commencement of Dual Listing on the Johannesburg Stock Exchange

HAMILTON, Bermuda – December 2, 2019 –Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today announced that it has filed a Pre-Listing Announcement with the Johannesburg Stock Exchange (“JSE”) to commence a secondary, or dual, listing of Textainer’s common shares on the Main Board of the JSE under the share code “TXT” with commencement of trading expected on Wednesday, December 11, 2019.  The secondary listing is not in connection with any current capital raising effort.

On September 18, 2019 the Company announced that Trencor Limited (JSE: TRE “Trencor”), the holder of 27.2 million common shares of Textainer, or approximately 48% of the Company’s common shares, filed with the Johannesburg Stock Exchange (JSE) a circular (the “Trencor circular”) requesting that Trencor’s shareholders approve the unbundling of Trencor’s shares in Textainer.  The Trencor circular was approved by Trencor’s shareholders on October 18, 2019.  The Trencor share unbundling is currently anticipated to occur on December 17, 2019.  A copy of the unbundling circular is publicly available on Trencor’s website, www.trencor.net.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 3.5 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of almost 140,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: the expected timing and completion of the unbundling and inward listing of TGH shares on the JSE. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2019.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

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